NATIONWIDE MUTUAL FUNDS
1000 Continental Drive, Suite 400
King of Prussia, Pennsylvania 19406

December 10, 2014

VIA EDGAR

Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”) File Nos. 811-08495

Dear Ms. Fettig:

Below you will find the Registrant’s responses to the comments conveyed by you on November 12, 2014 with regard to the financial statements for the series of the Registrant (each, a “Fund”) for the year ended July 31, 2014, except as otherwise noted below.  In connection with our responses to your comments, the Registrant acknowledges that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪
Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Filings on EDGAR

1.	Comment – Update the Funds and their respective share classes going forward to include the ticker symbols within the Series and Classes/Contracts Information section of EDGAR.

Response – Registrant will update as requested.

Form N-PX

2.	Comment – The Form N-PX filed by the Registrant on August 21, 2014 was signed by the Principal Financial Officer. Please have the Form N-PX signed by the Principal Executive Officer going forward.

Response – Registrant will have the Principal Executive Officer sign the Form N-PX going forward.

Form N-CSR

3.	Comment – In future filings of Form N-CSR, please include a description in Item 4(c) of the nature of the tax services provided by the Registrant’s principal accountant.

Response – Registrant will include disclosure in the Form N-CSR in Item 4(c) of the nature of the tax services provided by the principal accountant.

Fund Commentary

4.	Comment – Please disclose the actual predecessor fund’s name, instead of noting the “Fund’s predecessor fund.”

Response – Registrant will disclose the actual predecessor fund’s name going forward.

5.	Comment – Several Funds changed their benchmark during the year ended July 31, 2014. Please add disclosure noting why a Fund’s benchmark changed during the period.

Response – Going forward, Registrant will disclose why a Fund’s benchmark changed during the period.

6.	Comment – Going forward, please include disclosure noting whether the other share classes exceeded/underperformed their benchmark.

Response – The Funds will include disclosure going forward noting whether the other share classes exceeded/underperformed their benchmark.

7.	Comment – Please include disclosure related to how derivative usage in the Funds affected the Fund Performance for the period.

Response – Registrant will disclose the effect of derivative usage on a Fund’s performance going forward if the derivatives usage materially affected the Fund’s performance for the period.

Fund Performance

8.	Comment – Describe how Fund management selects the class disclosed in the Fund Performance chart. Please discuss whether the process utilized by Fund management is consistent across the Funds.

Response – Fund management shows the oldest class in the Fund Performance chart.  If all share classes in a Fund commenced operations on the same day, Fund management shows the class that has the most assets.

The process utilized by Fund management is consistent across the Funds.

9.	Comment – In the Fund Performance chart, note that the Nationwide Geneva Mid Cap Growth Fund discusses the performance of Class A, whereas the Fund Commentary discusses Institutional Service Class.

Response – This was an oversight, which will be corrected going forward. The Institutional Service Class should have been used for both the Fund Commentary and the Fund Performance chart.

10.
Comment – In the Fund Performance chart, several Funds use Institutional Service Class to measure the performance of the Fund.  Please base the performance of the Fund on the minimum initial investment for Institutional Services Class, which, as reflected in the Funds’ prospectus, is $50,000.

Response – Going forward, Registrant will use the minimum initial investment for the share class shown in the performance chart (e.g., $50,000 for Institutional Service Class).

11.
Comment – The Fund Performance section discloses the gross and net expense ratios per the most recent prospectuses.  Please consider adding disclosure noting that the current gross and net expense ratios are disclosed for the period in the financial highlights.

Response – Registrant will add disclosure going forward.

Statement of Investments

12.	Comment – Please include disclosure noting the Repurchase Agreement is a Joint Repurchase Agreement.

Response – The Registrant will add disclosure going forward.

Notes to the Financial Statements

13.	Comment – For the volume of derivative activity disclosure during the period, please add some qualitative factors explaining the disclosures included in the Notes to the Financial Statements.

Response – The Registrant will add qualitative information into the disclosure going forward.

14.	Comment – Please add qualitative disclosure explaining how the right of set off occurs within the master netting arrangements.

Response – The Registrant will add disclosure going forward.

15.	Comment – Please consider adding disclosure into the Repurchase Agreement Note to the Financial Statements reflecting that the collateral received is in excess of the amount shown in the disclosure.

Response – The Registrant will include disclosure going forward.

16.	Comment – Please disclose what “certain other expenses” are in the Expense Limitation Agreement as disclosed in the Notes to the Financial Statements.

Response – The Registrant will disclose going forward.

Form N-SAR – Sub-Item 77K

17.	Comment – Going forward, please include disclosure noting the change in the accountant when a shell fund reorganization occurs.

Response – The Registrant will include disclosure going forward.

Tandy Representations

18.	Comment – Please include the standard Tandy representations in the Response Letter and provide responses within 30 days of November 12, 2014.

Response – Registrant has included the standard Tandy representations.

*           *           *

Registrant believes it has fully responded to each comment.  If you have any questions, please contact me by telephone at the number listed below.

Respectfully submitted,

/s/ Joseph A. Finelli
Joseph A. Finelli
Treasurer
Nationwide Mutual Funds
1000 Continental Drive, Suite 400
King of Prussia, PA 19406
610-230-2849

 cc:          Eric E. Miller, Esq.
Prufesh R. Modhera, Esq.